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                              May 5, 2021

       Roy Mann
       Co-Founder and Co-Chief Executive Officer monday.com Ltd.
       52 Menachem Begin Rd.
       Tel Aviv-Yafo 6713701, Israel

                                                        Re: monday.com Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 21,
2021
                                                            CIK No. 0001845338

       Dear Mr. Mann:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to DRS on Form F-1 submitted April 21, 2021

       Summary, page 1

   1. You identify certain customers on page 2 and elsewhere. Please revise to clarify the significance of these
customers to the company and the criteria used to select these customers for use in
your prospectus. Clarify whether they are enterprise customers on your platform from
which you separately generate more than $50,000 in ARR.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Milestones that Transformed Our Business, page 66

   2.                                                   Your chart shows the
growth of revenue from 2014 through 2020. To provide
                                                        balanced context,
please include the net income/losses for all years presented in the chart.
 Roy Mann
monday.com Ltd.
May 5, 2021
Page 2
Description of Share Capital and Articles of Association, page 133

3. We note that each of your two co-founders will hold a single founder share that, if voted together, will give your co-founders certain veto rights, including the ability to veto certain transactions whereby 25% of your outstanding share capital will be purchased or substantially all of your assets will be sold. Please tell us whether you received an opinion of counsel as to the legality of a class of shares with these rights under Israeli corporate law. Additionally, please revise the Acquisitions under Israeli Law and Anti-Takeover
      Measures sections to discuss the effects and implications of the founder shares' veto rights.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRoy Mann
                                                            Division of
Corporation Finance
Comapany Namemonday.com Ltd.
                                                            Office of
Technology
May 5, 2021 Page 2
cc:       Joshua Kiernan, Esq.
FirstName LastName